File No.____________

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                         File under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


STATE JOINT STOCK POWER DISTRIBUTION COMPANY "RIVENOBLENERGO"
(name of foreign utility company)

by

THE AES CORPORATION
1001 N. 19th Street
Suite 2000
Arlington, Virginia 22209
(name of filing company, if filed on behalf of a foreign utility company)

The Commission is hereby requested to mail copies of all correspondence relating to this Notification to:

         William R. Luraschi
         The AES Corporation
         1001 N. 19th Street
         Suite 2000
         Arlington, Virginia 22209

         Andrew B. Young
         Hugh E. Hilliard
         Dewey Ballantine LLP
         1775 Pennsylvania Avenue, N.W.
         Washington, D.C. 20006

ITEM 1

         Foreign utility company status is claimed by State Joint Stock Power Distribution Company "Rivenoblenergo" ("Rivenoblenergo"), a joint stock company organized and existing under the laws of Ukraine, with its business address at 71, Knyazya Volodymyra Street, Rivne 33000 Ukraine.

         Rivenoblenergo owns and operates power distribution networks in the Rivne region, Ukraine.

         The AES Corporation exercises control over Rivenoblenergo through AES Washington Holdings, B.V., a legal entity organized under the laws of the Netherlands. AES Washington Holdings, B.V. owns 75% plus one share of the voting stock of Rivenoblenergo. In turn, AES Washington Holdings, B.V. is wholly-owned by C.A. La Electricidad de Caracas, a Venezuelan legal entity. Finally, The AES Corporation owns 87.18 % of C.A. La Electricidad de Caracas.

         The AES Corporation, a Delaware corporation, is an exempt public utility holding company under section 3(a)(5) of the Public Utility Holding Company act of 1935 (the "Act").

ITEM 2

         Rivenoblenergo has two domestic associate public utility companies, Central Illinois Light Company ("CILCO") and Indianapolis Power and Light Company ("IPL"). CILCO is wholly-owned by CILCORP, Inc., which in turn is a wholly-owned subsidiary of The AES Corporation. IPL is wholly-owned by IPALCO Enterprises Inc., which in turn is a wholly-owned subsidiary of The AES Corporation.

         Neither CILCO nor IPL has made any investment in, nor has any contractual relationship with, Rivenoblenergo, nor are any such investments or contractual relationships contemplated.

EXHIBIT A

         By letter dated March 10, 1999, the Illinois Commerce Commission certified to the SEC with respect to CILCO that (1) it has the authority and resources to protect Illinois consumers in accordance with applicable Illinois statutes, and (2) it intends to exercise that authority, as required under section 33(a)(2) of the Act in connection with The AES Corporation's acquisition of foreign utility companies. The AES Corporation hereby incorporates this letter, filed June 10, 1999, in file number 070-09465, by reference.

         By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the SEC with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and
(2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with The AES Corporation's acquisition of foreign utility companies. The AES Corporation hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

By: /s/ WILLIAM R. LURASCHI
   -----------------------------

William R. Luraschi
Vice President and Secretary
The AES Corporation
1001 N. 19th Street, Suite 2000
Arlington, Virginia 22209
(703) 522-1315

Dated: August 30, 2001





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